Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-133541

Final Term Sheet

May 11, 2009

Issuer: San Diego Gas & Electric Company

Aggregate Principal Amount Offered: $300,000,000

Interest Payment Dates: June 1 and December 1, commencing December 1, 2009

Coupon: 6.00%

Maturity: June 1, 2039

Yield to Maturity: 6.033%

Spread to Benchmark Treasury: 185 basis points

Benchmark Treasury: 3.50% due February 15, 2039

Benchmark Treasury Yield: 4.183%

Optional Redemption Provision: Make Whole Call UST + 35 basis points

Price to Public: 99.54%

Settlement Date: May 14, 2009

CUSIP: 797440BK9

Anticipated Ratings:	A1 by Moody’s Investors Service A+ by Standard & Poor’s Ratings Services AA by Fitch Ratings

Joint Book-Running Managers:	Calyon Securities (USA) Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC

Co-Managers:	Blaylock & Company, Inc. Cabrera Capital Markets, LLC Loop Capital Markets, LLC Utendahl Capital Group, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Calyon Securities (USA) Inc. toll-free at 1-866-807-6030, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or UBS Securities LLC toll-free at 1-877-827-6444, Ext. 561 3884.